OFI Global Asset Management, Inc.

Two World Financial Center

225 Liberty Street, 11th Floor

New York, New York 10281-1008

March 27, 2014

Via Electronic Transmission

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Registration Statement on Form N-1A for Oppenheimer SteelPath MLP Funds Trust (SEC File No. 333-163614; 811-22363)

Dear Ms. Lithotomos:

Thank you for your telephonic comments to Post-Effective Amendment No. 15 to the registration statement on Form N-1A for Oppenheimer SteelPath MLP Funds Trust (the “Registrant” or the “Trust”) on behalf of its series, Oppenheimer SteelPath MLP Alpha Fund, Oppenheimer SteelPath MLP Alpha Plus Fund, Oppenheimer SteelPath MLP Income Fund and Oppenheimer SteelPath MLP Select 40 Fund (each a “Fund” and, collectively, the “Funds”) filed with the Securities and Exchange Commission (the “Commission”) on January 27, 2014. Post-Effective Amendment No. 15 was filed pursuant to Rule 485(a) of the Securities Act of 1933, as amended, to reflect changes to the Funds’ investment objectives and certain of the Funds’ principal investment strategies and non-fundamental investment restrictions, as well as implement other changes, as described in the cover letter to that filing dated January 27, 2014.

For your convenience, we have included each of your comments in italics below, followed by our response. The captions used below correspond to the captions the Registrant uses in the registration statement and defined terms have the meanings defined therein.

1. The Staff noticed that the Funds can invest in hedge funds. Confirm that investments in hedge funds will be treated as “illiquid” investments and not more than 15% of a Fund’s assets be invested.

We confirm that, to the extent the Funds invest in private (unregistered) investment companies, i.e., “hedge funds,” such investments are subject to the Funds’ limitation on investment in “illiquid” securities, which limits such investment to no more than 15% of a Fund’s assets.

2. Confirm that the CDSC for Class A should be “None” as reflected in the expense table, as this conflicts with information in the back of the prospectus.

We confirm that the CDSC for Class A should be “None.”

While we disclose in the statutory part of the prospectus that Class A shares may be subject to a 1.00% contingent deferred sales charge if they are redeemed within an 18-month “holding period” except as described in the appendix to the SAI, we are of the understanding that such disclosure is prohibited from inclusion in the summary part of the prospectus. See e.g., the comments of the SEC Staff, provided on October 1, 2009, on the registration statement of Oppenheimer Gold & Special Minerals Fund (002-82590; 811-03694), as filed with the Commission on August 25, 2009.

3. Confirm that the Funds’ fees and expenses associated with investments in acquired funds do not exceed 0.01%. If the fees and expenses exceed 0.01%, those fees and expenses should appear as a line item in a Fund’s expense table.

We confirm that with respect to each Fund for its recently completed fiscal year, the fees and expenses associated with investments in acquired funds did not exceed 0.01%.

4. Confirm that the Funds are complying with their concentration limits.

We confirm that the Funds are complying with their concentration limits. We note however that each Fund, as reflected in its fundamental restrictions, may invest without limit in the instruments of the group of industries that comprise the energy sector.

5. If the Funds are expected to pay a return of capital, please disclose that return of capital is not profit to a shareholder.

We have added disclosure to clarify that a return of capital does not reflect positive investment performance.

* * * * *

The Fund hereby acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Taylor V. Edwards

OFI Global Asset Management, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-0310
tedwards@oppenheimerfunds.com

Sincerely,

/s/ Taylor V. Edwards

Taylor V. Edwards
Vice President & Senior Counsel

cc:	Arthur S. Gabinet, Esq.
Lori E. Bostrom, Esq.
Ed Gizzi, Esq.
K&L Gates LLP
KPMG LLP